

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 9, 2012

Via Facsimile
John A. Amster
Chief Executive Officer
RPX Corporation
One Market Plaza Suite 800
San Francisco, CA 94105

>   **Re: RPX Corporation**
>   **Form 10-K for Fiscal Year Ended December 31, 2011**
>   **Filed March 26, 2012**
>   **Forms 10-Q for Fiscal Quarters Ended June 30 and September 30, 2012**
>   **Filed August 14, 2012 and November 2, 2012**
>   **File No. 001-35146**

Dear Mr. Amster:

We have reviewed your letter dated September 11, 2012 in connection with the above-referenced filings and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to this comment, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated August 28, 2012.

Form 10-Q for Fiscal Quarter Ended June 30, 2012

Notes to Condensed Consolidated Finance Statements

Note 8. Business Combinations, page 16

1.   Please provide us with the computations performed as part of your significant subsidiary tests as set forth in in Rule 1-02(w) of Regulation S-X.

2.   We are considering your response to prior comment 1 and your statement that the acquisition was in the ordinary course of business. The acquisition appears to differ from previous patent acquisitions in ways that might suggest that this transaction may not be

considered to be in the ordinary course of your business. In this regard, please address the following observations and provide other factors that support your conclusion.

- Please provide a detailed explanation supporting your belief that completing a business combination with a patent aggregator is in the ordinary course your business. In this regard, explain how your prior acquisitions of portfolios of patents or a single patent are equivalent to the scope of this acquisition that includes acquiring all of the issued and outstanding membership interests and its affiliates' patent assets in one transaction.

- Please discuss how the significance of both the purchase price and the number of patent assets acquired, relative to other patent asset acquisitions, was evaluated in concluding that that this transaction should be considered ordinary.

- Please discuss whether or not it is customary for you to enter into covenant not to compete agreements with the parties from whom you acquire patent assets.

3. Please provide us with your analysis regarding whether the agreement constituted a "contract not made in the ordinary course of business which is material to the registrant" pursuant to Item 601(b)(10) of Regulation S-K. In this regard, it does not appear that the agreements surrounding this transaction have been filed.

Form 10-Q for Fiscal Quarter Ended September 30, 2012

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 19

4. Tell us what consideration you have given to quantifying the individual drivers of changes in revenue and expenses within your discussion of results of operations throughout this section. For example, you attribute increases in revenue to "growth in [y]our client network" and the recognition of revenue previously deferred. In this regard, the amount of revenue attributable to new clients to that reporting period should be distinguished from new clients from previous reporting periods. Please note that this comment is applicable to all narrative discussions that involve multiple factors that impact an item.

5. We note from a transcript of your Q3 2012 Earnings Conference Call held on October 30, 2012 that during a discussion of SG&A expenses, there was admission that "frankly, [you] are not performing as [you] hoped." Please tell us what consideration you have given to including in your discussion of results of operations a discussion of your results in comparison to your plan. Please refer to Item 303(b) of Regulation S-K and Release No. 34-48960.

John A. Amster
RPX Corporation
November 9, 2012
Page 3

      You may contact Tamara Tangen, Staff Accountant, at (202) 551-3443 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3730 with any other questions.

      Sincerely,

      /s/ Stephen G. Krikorian

      Stephen G. Krikorian
      Accounting Branch Chief